SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  Form 12b-25

                        Commission File Number:

                           NOTIFICATION OF LATE FILING

(Check One):          /X/Form 10-K //Form 11-K //Form 20-F
                           //Form 10-Q //Form N-SAR

For Period Ended: 12/31/00

/ / Transition Report on Form 10-K          / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F         / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above identify the items(s) to which the notification relates:


                            PART I.  REGISTRATION INFORMATION

                                 Full name of registrant:
                               VANADIUM INTERNATIONAL, INC.

                                Former name, if applicable:

                            Address of principal executive office:

                                      2525 Sharon Way
                                     Reno, Nevada, 89509


PART II. RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed.

(Check appropriate box.)

/ / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.



                            PART III.  NARRATIVE

The Form 10QSB has been delayed for the following reason:

Extra time is required by the company directors to review the financial statements to ensure that all endeavours for the period have been addressed and fully detailed.


                          PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jim Wall                 604                     244-0964
(Name)                (Area Code)           (Telephone Number)


(2) Have all other periodic reports required under section 12 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no, identify report(s).
                                                       / X / Yes   /  / No

(3) Is it anticipate that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      /  / Yes   / X / No

If so: attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           VANADIUM INTERNATIONAL, INC.
                    (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: 3/28/2001                      By /s/ Dennis LaPrairie
                                     Dennis LaPrairie, Director